Neovasc to Report Third Quarter 2021 Financial Results on November 9, 2021

VANCOUVER -- via NewMediaWire - Neovasc Inc. (NASDAQ, TSX: NVCN), will report financial results for the quarter ended September 30, 2021 on Tuesday, November 9, 2021.  Neovasc's President and Chief Executive Officer Fred Colen, and Chris Clark, Chief Financial Officer, will host a conference call to review the company's results at 4:30 pm EDT on November 9, 2021.

Interested parties may access the conference call by dialing (877)-407-9208 or (201)-493-6784 (International) and reference Conference ID 13723809. Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at https://www.neovasc.com/investors/.

A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.617.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com